

02003479

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51616

MAR 05 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LUKEN INVESTMENT GROUP, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Brentwood Commons, 750 Old Hickory Boulevard, Suite 208
(No. and Street)

Brentwood (City) Tennessee (State) 37027 (Zip Code)

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory L. Luken 615-371-2330
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Puryear, Hamilton, Hausman & Wood, PLC
(Name — *if individual, state last, first, middle name*)

201 4th Avenue, North, Suite 1050, P.O. Box 190663, Nashville, TN 37219-0663
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/6
3-22-02

OATH OR AFFIRMATION

I, Greogry L. Luken, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Luken Investment Group, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

5/2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LUKEN INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

LUKEN INVESTMENT GROUP, INC.

Table of Contents

December 31, 2001



PURYEAR, HAMILTON,
HAUSMAN & WOOD, PLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

Board of Directors and Stockholder
Luken Investment Group, Inc.
Brentwood, Tennessee

We have audited the accompanying statement of financial condition of Luken Investment Group, Inc. (the Company) as of December 31, 2001, and the related statements of income (loss), changes in stockholder's deficit, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Luken Investment Group, Inc. at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Puryear, Hamilton, Hausman & Wood, PLC

Nashville, Tennessee
February 6, 2002

WILLIAM P. PURYEAR, CPA, PFS ▪ JAMES E. HAMILTON, CPA ▪ JEFFREY J. HAUSMAN, CPA ▪ RONALD T. WOOD, CPA, CVA

Suite 1050 · SunTrust Bank Building · P.O. Box 190663 · Nashville, Tennessee 37219-0663 · Phone [illegible]

LUKEN INVESTMENT GROUP, INC.

Statement of Financial Condition

December 31, 2001

Assets

Receivable from broker-dealers and clearing organizations	$193,198
Cash and cash equivalents	14,803
Employee loans and advances, net of allowance of $49,006	1,000
Receivable from affiliate	85,568
Property and equipment, less accumulated depreciation of $48,801	57,270
Other assets	10,197
Total assets	$362,036

Liabilities and Stockholder's Deficit

Liabilities:	
Payable to broker-dealers and clearing organizations	$ 19,201
Accounts payable, accrued expenses and other liabilities	4,101
Total liabilities	23,302
Subordinated borrowings	1,014,750
Stockholder's deficit:	
Common stock, no par, authorized 100,000 shares, issued and outstanding 35,500 shares	514,500
Accumulated deficit	(1,190,516)
Total stockholder's deficit	(676,016)
Total liabilities and stockholder's deficit	$ 362,036

See independent auditors' report and accompanying notes to financial statements.

LUKEN INVESTMENT GROUP, INC.

Statement of Income (Loss)

For the Year Ended December 31, 2001

Revenues:	
Commissions	$275,441
Interest and dividends	13,386
Management fees	128,144
Trading income	16,740
Total revenues	433,711
Expenses:	
Employee compensation and benefits	433,939
Employment fees	8,735
Clearance fees	62,419
Regulatory fees and expenses	24,607
Professional fees	90,760
Advertising and marketing	43,409
Communications and data processing	40,026
Subordinated interest expense	54,000
Occupancy expenses	66,582
Depreciation	26,165
Office and other expenses	118,363
Total expenses	969,005
Net loss	$(535,294)

See independent auditors' report and accompanying notes to financial statements.

LUKEN INVESTMENT GROUP, INC.

Statement of Changes in Stockholder's Deficit

For the Year Ended December 31, 2001

	Common Stock, No Par		Accumulated	Stockholder's
	Shares	Amount	Deficit	Deficit
Balance, December 31, 2000	7,900	$114,500	$ (655,222)	$(540,722)
Issuance of common shares	27,600	400,000	-	400,000
Net loss	-	-	(535,294)	(535,294)
Balance, December 31, 2001	35,500	$514,500	$(1,190,516)	$(676,016)

See independent auditors' report and accompanying notes to financial statements.

LUKEN INVESTMENT GROUP, INC.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2001

Subordinated borrowings, December 31, 2000	$ 960,750
Increases:	
Interest accrued on subordinated notes	54,000
Subordinated borrowings, December 31, 2001	$1,014,750

See independent auditors' report and accompanying notes to financial statements.

LUKEN INVESTMENT GROUP, INC.

Statement of Cash Flows

For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$(535,294)
Adjustments to reconcile net loss to net cash used for operating activities:	
Depreciation	26,165
Allowance for uncollectible employee loans and advances	49,006
(Increase) decrease in operating assets and liabilities:	
Receivable from broker-dealers and clearing organizations	(9,689)
Other assets	1,023
Interest accrued on loans to affiliates	(6,813)
Payable to broker-dealers and clearing organizations	12,173
Accounts payable, accrued expenses and other liabilities	(22,325)
Interest accrued on subordinated notes	54,000
Net cash used for operating activities	(431,754)
Cash flows from investing activities:	
Repayments from loans made to affiliates	50,000
Loans and advances to employees, net of repayments	(3,443)
Net cash provided by investing activities	46,557
Cash flows from financing activities:	
Proceeds from issuance of common stock	400,000
Net cash provided by financing activities	400,000
Net increase in cash and cash equivalents	14,803
Cash and cash equivalents - Beginning of period	0
Cash and cash equivalents - End of period	$ 14,803
Supplemental information:	
Cash payments for interest expense	$ 0
Cash payments for income taxes	$1,089

See independent auditors' report and accompanying notes to financial statements.

LUKEN INVESTMENT GROUP, INC.

Notes to Financial Statements

December 31, 2001

(1) Organization and Nature of Business

Luken Investment Group, Inc. (the Company) was formed on July 28, 1998, under the laws of the State of Tennessee and began operations on October 6, 1999. The Company was originally formed under the name LFG, Inc., with subsequent name changes to The Securities Group, Inc., and then the current name of Luken Investment Group, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including retailing corporate equity securities over-the-counter (OTC), selling corporate debt securities, underwriting or selling corporate securities other than mutual funds, retailing mutual funds, brokering U.S. government and municipal securities, selling variable life insurance or annuities, investment advisory services, private placement securities, and trading securities for its own account.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company prepares its financial statements on the accrual method of accounting.

(b) Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers any liquid investment with an original maturity of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents.

(c) Property, Equipment and Depreciation

Property and equipment are recorded at the Company's cost and are depreciated over their useful lives using accelerated methods as follows:

(Continued)

Asset Category	Estimated Useful Lives
Office equipment	5 - 7 years
Furnishings	7 years

(d) **Estimates**

Preparation of the Company's financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of management's estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

(e) **Securities Transactions**

Securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities and commodities transactions are reported on a settlement-date basis with related commissions income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

(f) **Commissions**

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(g) **Management Fees**

Management fees earned and recognized on a quarterly basis relate to user fees earned from the licensing agreement of the OptionVol.com web site for which the Company has an exclusive worldwide license, and an 18% ownership of common stock of Morgan Dedman, Inc., the developer of the web site. The purpose of the web site is to provide consulting services for fixed income OTC trading and agency options. The Company's $1,000 investment in Morgan Dedman, Inc. is accounted for on the cost basis, and is included in other assets in the Statement of Financial Condition.

(Continued)

Other management fees earned relate to quarterly advisory fees charged on accounts managed by the Company, and fees for investment planning services.

(h) Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between financial and income tax reporting, such as interest on subordinated borrowings to the sole stockholder and the write-off of organization costs. The deferred tax assets represent the estimated future tax return consequences of this difference. Deferred taxes also are recognized for operating losses that are available to offset future taxable income and tax credits that may be available to offset future federal income taxes.

(i) Advertising Costs

Advertising costs totaling $16,433 were expensed as incurred, and are included in advertising and marketing expenses in the Statement of Income (Loss).

(j) Organization Costs

In accordance with Statement of Position 98-5, Reporting on Costs of Start-Up Activities, the start-up activities, including organization costs, were expensed as incurred.

(3) Subordinated Borrowings

The borrowings under subordination agreements with the sole stockholder at December 31, 2001, are as follows:

Henry Luken, 6%	Due December 31, 2002	$ 300,000
Henry Luken, 6%	Due December 31, 2002	300,000
Henry Luken, 6%	Due November 30, 2003	300,000
		900,000
Interest accrued on subordinated borrowings		114,750
Total subordinated borrowings		$1,014,750

The subordinated borrowings are subordinated to the claims of the general creditors, and therefore are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(Continued)

(4) Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2001 consist of the following:

Receivable - Clearance account	$159,906
Receivable - Other	33,292
Total receivables	$193,198
Payable - Clearance account	$19,201

(5) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks and other financial institutions. In the event counter-parties do not fulfill their obligation, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

(6) Operating Leases

The Company leases office space under operating leases expiring June 30, 2001 and July 1, 2003. Rent expense for the period ended December 31, 2001 totaled $58,754, and is included in occupancy expenses on the Statement of Income (Loss).

Minimum future rental payments under non-cancelable operating leases as of December 31, 2001, and for the terms of the leases are as follows:

2002	$47,679
2003	14,973
	$62,652

Additionally, the Company leases various office equipment under operating leases of varying lengths, and incurred $4,168 of related expenses during the year ended December 31, 2001.

(Continued)

(7) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $169,702, which was $69,702 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.70 to 1.00. At December 31, 2001, the Company had a ratio of aggregate indebtedness to net capital of 0.14 to 1.00.

(8) Income Taxes

There is no current or deferred income tax expense (benefit) included in the Statement of Income (Loss) for the year ended December 31, 2001. A summary of the components of the net deferred income taxes at December 31, 2001 is as follows:

Total deferred tax assets	$384,694
Allowance to reduce deferred tax assets to estimated realizable value	(384,694)
Net deferred tax assets	$ 0

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company establishes a valuation allowance for such deferred tax assets to the extent such amounts are not likely to be utilized to offset existing deferred tax liabilities reversing in the same period.

There are no investment tax credits available to offset current or future income taxes. At December 31, 2001, the Company has approximately $1,040,000 of net operating loss carryforwards available to offset future taxable income for federal and state purposes. The carryforwards expire beginning in 2014.

(9) Retirement Benefit Plan

On December 5, 2001, the Company adopted a 401(k) Profit Sharing Plan (the Plan) covering substantially all of its employees effective January 1, 2001. For the year ended December 31, 2001, administrative expenses for the Plan incurred by the Company totaled $550, and are included in employee compensation and benefits in the Statement of Income (Loss).

(Continued)

(10) Transactions with Related Parties

During the year ended December 31, 2001, the President of the Company repaid $50,000 of an advance previously made to him. The advances still owed at December 31, 2001 totaled $76,500 and are unsecured. These advances are accruing interest at a rate of 7%, and have accrued a total of $9,068 of interest at December 31, 2001. Repayment on the advances began in 2001. There are no prepayment penalties.

The Company provided health insurance benefits to the sole stockholder, Henry Luken, in the amount of $6,779 for the year ended December, 31, 2001.

(11) Subsequent Event

On January 3, 2002, the Company issued 13,800 shares of common stock to the sole stockholder and received proceeds of $200,000.

SUPPLEMENTARY INFORMATION



PURYEAR, HAMILTON,
HAUSMAN & WOOD, PLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Supplementary Information
Required by Rule 17a-5
of the Securities and Exchange Commission

Board of Directors and Stockholder
Luken Investment Group, Inc.
Brentwood, Tennessee

We have audited the accompanying financial statements of Luken Investment Group, Inc. as of and for the year ended December 31, 2001, and have issued our report thereon dated February 6, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV and Exhibit I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Puryear, Hamilton, Hausman & Wood, PLC

Nashville, Tennessee
February 6, 2002

WILLIAM P. PURYEAR, CPA, PFS ■ JAMES E. HAMILTON, CPA ■ JEFFREY J. HAUSMAN, CPA ■ RONALD T. WOOD, CPA, CVA

Schedule I

LUKEN INVESTMENT GROUP, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2001

Net capital:		
Total stockholder's deficit qualified for net capital		$ (676,016)
Add - Subordinated borrowings allowable in computation of net capital		1,014,750
Total net capital and allowable subordinated borrowings		338,734
Deductions and/or charges:		
Nonallowable assets from Statement of Financial Condition:		
Employee advances	$ 1,000	
Prepaid expenses	8,213	
Equipment	63,827	
Furniture and fixtures	42,244	
Accumulated depreciation	(48,801)	
Investment in Morgan Dedman, Inc.	1,000	
Officer advances	85,568	
Journal negative balance	13,901	
Reich & Tang rebate	1,455	
Service fees	257	168,664
Net capital before haircuts on securities positions		170,070
Haircuts on securities:		
Other securities		368
Net capital		$ 169,702

Computation of Basic Net Capital Requirement

Net capital requirement, the greater of:		$100,000
1/15 of aggregate indebtedness	$1,553	
Minimum dollar requirement	$100,000	
Net capital		169,702
Excess net capital		$ 69,702

See independent auditors' report on supplementary information.

LUKEN INVESTMENT GROUP, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Continued)

As of December 31, 2001

Computation of Aggregate Indebtedness

Aggregate indebtedness:	
Items included in Statement of Financial Condition:	
Payable to broker-dealers and clearing organizations	$19,201
Accounts payable, accrued expenses and other liabilities	4,101
Total aggregate indebtedness	$23,302

Computation of Basic Net Capital Requirement to Aggregate Indebtedness

Total aggregate indebtedness	$23,302
1/15 of aggregate indebtedness	$1,553
Excess net capital at 1,000% (net capital, less 10% of aggregate indebtedness)	$167,372
Ratio: Aggregate indebtedness to net capital	0.14 to 1.00

The above computation does not materially differ from that filed by the broker-dealer for the quarter ended December 31, 2001. However, the Company intends to refile the December 31, 2001 report to agree to the above computation.

See independent auditors' report on supplementary information.

Schedule II

LUKEN INVESTMENT GROUP, INC.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2001

Exemptive Provisions – An exemption from Rule 15c3-3 claimed under Section (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of firm: Bear Stearns Securities Corp.

See independent auditors' report on supplementary information.

LUKEN INVESTMENT GROUP, INC.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2001

Exemptive Provisions – An exemption from Rule 15c3-3 claimed under Section (k)(2)(ii) – All customer transactions are custodied and cleared through another broker-dealer on a fully disclosed basis. Name of firm: Bear Stearns Securities Corp.

See independent auditors' report on supplementary information.

Schedule IV

LUKEN INVESTMENT GROUP, INC.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

As of December 31, 2001

This requirement is not applicable to Luken Investment Group, Inc. as customers' accounts are custodied and cleared by another broker-dealer. Name of firm: Bear Stearns Securities Corp.

See independent auditors' report on supplementary information.

Exhibit I

LUKEN INVESTMENT GROUP, INC.

Statement of Financial Condition

December 31, 2001

	Allowable	Non-Allowable	Total
Assets			
Receivable from broker-dealers and clearing organizations	$177,585	$ 15,613	$193,198
Cash and cash equivalents	14,803	-	14,803
Employee loans and advances, net of allowance of $49,006	-	1,000	1,000
Receivable from affiliate	-	85,568	85,568
Property and equipment, less accumulated depreciation of $48,801	-	57,270	57,270
Other assets	984	9,213	10,197
Total assets	$193,372	$168,664	$362,036
Liabilities and Stockholder's Deficit			
Liabilities:			
Payable to broker-dealers and clearing organizations	$19,201		$ 19,201
Accounts payable, accrued expenses and other liabilities	4,101		4,101
Total liabilities	$23,302		23,302
Subordinated borrowings		$1,014,750	1,014,750
Stockholder's deficit:			
Common stock, no par, authorized 100,000 shares, issued and outstanding 35,500 shares			514,500
Accumulated deficit			(1,190,516)
Total stockholder's deficit			(676,016)
Total liabilities and stockholder's deficit			$ 362,036

See independent auditors' report on supplementary information.



PURYEAR, HAMILTON,
HAUSMAN & WOOD, PLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control of a Broker-Dealer Claiming Exemption from Securities and Exchange Commission (SEC) Rule 15c3-3

Board of Directors and Stockholder
Luken Investment Group, Inc.
Brentwood, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Luken Investment Group, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and

WILLIAM P. PURYEAR, CPA, PFS ■ JAMES E. HAMILTON, CPA ■ JEFFREY J. HAUSMAN, CPA ■ RONALD T. WOOD, CPA, CVA

Nashville, Tennessee 37219-0663 - Phone 615-259-9038 - Fax 615-242-9462

procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Puryear, Hamilton, Hausman & Wood, PLC.

Nashville, Tennessee
February 6, 2002